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                              July 17, 2023

       Aaron T. Ratner
       Chief Executive Officer
       Clean Earth Acquisitions Corp.
       12600 Hill Country Blvd, Building R, Suite 275
       Bee Cave, Texas 78738

                                                        Re: Clean Earth
Acquisitions Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed June 26, 2023
                                                            File No. 001-41306

       Dear Aaron T. Ratner:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 8, 2023 letter.

       Revised Preliminary Proxy Statement on Schedule 14A filed June 26, 2023

       Summary Term Sheet, page x

   1. The amounts shown in the table as sources of funds for the business combination do not sum to the total shown
for that column. Please revise as appropriate.
   2. Revise your description of the Non-redemption Incentive offered to non-redeeming shareholders at the
time of the business combination in the tables on page xii and xxi to disclose the following
information:

                                                              That the
Non-redemption Incentive provides for the issuance of 0.5 shares for each 1 share not redeemed
up to a maximum value of $50,000,000 of shares not redeemed or a maximum of
2,500,000 new shares for 5,000,000 shares not redeemed; and
                                                              How the number of
public shares assumed to be outstanding under each of your
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron   T. Ratner
            Acquisitions Corp.
Comapany
July       NameClean Earth Acquisitions Corp.
     17, 2023
July 17,
Page  2 2023 Page 2
FirstName LastName
              offering scenarios was determined along with the number of shares assumed to be issued in connection with the Non-redemption Incentive under each offering scenario.

         You disclose on page 115 that under the Non-redemption Incentive Program you will issue one new Clean Earth share for every two shares not redeemed, up to 2,500,000 new shares issued (5,000,000 shares not redeemed). Revise your disclosures about the Non-
         redemption Incentive throughout your filing for accuracy and consistency.
Questions and Answers for Stockholders' of Clean Earth
How will the business combination impact the shares of the Company outstanding after the business combination, page xix

3. You disclose that immediately after the business combination and the consummation of the Transactions contemplated in your proxy statement, including the shares of common stock issuable on automatic conversion of the rights, the amount of common stock issued and outstanding will increase to 44,204,230 shares of common stock. However, this number of common shares does not appear to include a reduction for the 2,555,556 shares held by your Sponsor that become subject to vesting on closing of the business combination or the addition of the 2,300,000 shares issuable on the automatic conversion of the rights and any shares that may be issued pursuant to your Non-redemption
         Incentive. Please tell us how you determined the increase to 44,204,230 shares of common stock and revise your disclosure as appropriate.
Ownership of the Company following the Business Combination, page 5

4. Please tell us how the number of public shares assumed to be outstanding under the maximum redemption scenario here, and on pages xi, xii and xxi, was determined. You disclose on pages xi and xii that 3,343,859 shares of Class A common stock are assumed to be redeemed under your assuming maximum redemptions column. However, you disclose in the pro forma financial information on pages 64, 76 and 79 that
         4,803,704 shares of Class A common stock are assumed to be redeemed under the
         Maximum redemptions scenario. You disclose on pages 5, 77, 82 and 246, that 7,315,789 shares are assumed to be redeemed under the Assuming Maximum
Redemptions
         Scenario. Please revise the disclosure as appropriate throughout your proxy statement so that the number of Class A shares that will be redeemed under the maximum redemption scenario is presented accurately and consistently. Provide your calculations of the number of shares to be redeemed and those outstanding post redemption under the maximum redemptions scenario in your response.
Redemption Rights, page 9

5. We note your reference in this section and in your risk factor disclosure on page 50 to
         $237,995,676 in the trust account. Please update such information to reflect the payments made to redeem shares of your Class A common stock in connection with your special
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron   T. Ratner
            Acquisitions Corp.
Comapany
July       NameClean Earth Acquisitions Corp.
     17, 2023
July 17,
Page  3 2023 Page 3
FirstName LastName
         meeting in May 2023.
Risk Factors
Our stockholders will experience immediate dilution as a consequence of the issuance of common stock ... in the business combination..., page 43

6. Tell us how the number of shares that will be held by the initial shareholder and the public shareholders assuming no redemptions and assuming Max redemptions were derived. Provide your calculations in your response.
Unaudited Pro Forma Condensed Combined Financial Information, page 64

7. The unaudited pro forma condensed combined financial statements reflect a refinancing of the Solis' bonds in full. The Green bonds (Solis' bonds) are classified within current liabilities in Alternus' balance sheet as of March 31, 2023 since you agreed to repay the
         Solis bonds in full by September 30, 2023 as a condition to waive your violation of all three covenants to September 30, 2023. Disclose how you met the criteria in ASC 450-
         10-45-14 through 45-21 to reclassify this debt as a long-term liability in your pro forma financial statements. If you have entered into an agreement to refinance the Solis' bonds, disclose the material terms of the new debt agreement. Alternatively, if you have not met the criteria in ASC 450-10-45 to reclassify this debt as a long-term liability, revise your pro forma balance sheet to reflect such debt as a current liability.

8. Revise your disclosure on page 64 and in Note 2 on page 76 to disclose that you have included the 2,300,000 shares that will be issued for the automatic conversion of the
         Rights on consummation of the business combination in your pro forma shares outstanding under both the Assuming No Redemptions and Assuming
Maximum
         Redemptions scenarios. Please also revise your disclosure in Note 5.g) to disclose the number of shares that are included in the calculation of earnings per share for the Non-
         redemption Incentive Program under the Assuming No Redemptions and Assuming
         Maximum Redemptions scenarios.
Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations
Transaction Accounting Adjustments, page 81

9. We note you made adjustments in your pro forma statements of operations for the year ended December 31, 2022 and also for the quarter ended March 31, 2023, to record non-
         recurring transaction closing costs and non-recurring transaction costs which have not yet been paid, as described in Notes 5.b) and 5.c). It appears these adjustments are duplicate entries and that the adjustments should only be reflected in the earliest period presented,
         i.e. in the year ended December 31, 2022. Please revise or explain to us why you believe no revision is necessary.
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron   T. Ratner
            Acquisitions Corp.
Comapany
July       NameClean Earth Acquisitions Corp.
     17, 2023
July 17,
Page  4 2023 Page 4
FirstName LastName
Projected Financial Information, page 137

10. We note your disclosure on page 130 that at the time of the original Business Combination
         Agreement (   BCA   ) dated as of October 12, 2022, and the First
Amendment to the BCA
         (   Amendment   ) dated as of April 12, 2023, the Board primarily
considered the near-term
         projections (2022 to 2025 for the BCA and 2023 to 2025 for the Amendment) as a
         material input to determine the valuation of Alternus, and that the Board concurrently considered current market conditions and peer market multiples as material variables in the valuation of Alternus, particularly as support for the Amendment, as valuation using market multiples had generally decreased due to less favorable macro-economic conditions from October 2022 to April 2023. Please revise to disclose the peer market multiples the Board considered in the valuation of Alternus.
11. We note your revised disclosure in response to prior comment 15 and reissue the comment in part. Please disclose whether the projected financial information assumes the divestment of assets or consummation of other material terms of the Solis bond waiver agreements.
12.      We note your disclosure on page 131 that the Board   s general
validation and comfort level
         of financial projections from 2026 to 2051 included, in part, Alternus using conservative
         assumptions (e.g., no growth assumed beyond 2030     instead
conservatively holding
         existing capacity flat from owned and operated projects from 2031 to 2051, and key, forecast assumptions supported by data from independent third parties (by year, geography, and MW produced)). Please disclose the material assumptions underlying these projections.
Information about Alternus
Legal Proceedings, page 198

13. We note your disclosure that you accrued a liability for a loss contingency related to the arbitration claim filed by Solartechnik against you on May 4, 2023. However, you also disclose that no estimate of a possible loss or range of loss can be made and that it is reasonably possible that the potential loss may exceed your accrued liability. If you intended to indicate that you were unable to determine an estimate of possible additional loss or range of additional loss in excess of amounts accrued, please revise your disclosure both here and in Note 21 on page F-115 to clarify. If otherwise, please explain how you determined the amount of the accrual recognized in your unaudited financial statements for the quarter ended March 31, 2023. Refer to ASC 450-20-25-2.
Key Metrics
Megawatt hours sold, page 205

14. Your disclosure in the table on page 205 regarding the total megawatt hours sold during the three months ended March 31, 2023 does not appear to reflect the total hours sold indicated for each of the countries in the table. Please advise. Aaron T. Ratner
FirstName
Clean EarthLastNameAaron   T. Ratner
            Acquisitions Corp.
Comapany
July       NameClean Earth Acquisitions Corp.
     17, 2023
July 17,
Page  5 2023 Page 5
FirstName LastName
Alternus Management's Discussion and Analysis of Financial Condition and Results of
Operations
Consolidated Results of Operations
Interest Expense, Other Income, and Other Expense, page 212

15. Your disclosure states that total other expenses increased $406 thousand for the period ended March 31, 2023 compared to the same period in 2022, however, total other expenses actually increased $296 thousand. Please revise your disclosure as appropriate.
Liquidity and Capital Resources, page 212

16. You are required to repay the Solis bond in full by September 30, 2023 as a condition of the temporary waiver of your breach of all three financial covenants. Revise to disclose the material terms of the temporary waiver granted until September 30, 2023. Disclose that this debt is now classified as a current liability, management's plans to repay or refinance this debt by September 30, 2023 and the status of any actions taken to refinance this debt through the most recent date practicable.
Liquidity Position, page 214

17. We note your revised disclosure in response to prior comment 16 and reissue the comment in part. Please revise your disclosure here to describe all material terms of the Solis bonds, including the terms of the three financial covenants that Solis Bond Company
         DAC (Solis) was in breach of as of December 31, 2022. We note you have included some of this disclosure on pages F-59 and F-75.
Cash Flow Discussion, page 215

18. The amounts of net cash provided by operating and investing activities and the effect of exchange rate changes on cash you present in the table on page 215 for the three months ended March 31, 2023 compared to 2022 do not agree with the amounts presented in your statements of cash flows for those quarterly periods. Please revise these amounts and provide a discussion of the reasons for changes between periods for the corrected amounts.
Alternus Energy Group Public Limited Company and Subsidiaries
Consolidated Statement of Cash Flows, page F-88

19. You have an adjustment for interest expense to reconcile your net loss to net cash used in operating activities for the periods ended March 31, 2023 and March 31, 2022. Please revise the description of this line item or disclose why it is appropriate to add back interest expense to your operating cash flows for the periods ended March 31, 2023 and March 31,
         2022.
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron   T. Ratner
            Acquisitions Corp.
Comapany
July       NameClean Earth Acquisitions Corp.
     17, 2023
July 17,
Page  6 2023 Page 6
FirstName LastName
Unaudited Interim Financial Statements of LJG Green Source Energy Beta SRL, page F-151

20. We note you revised your unaudited balance sheet as requested in comment 20. However, we note you also revised your statements of retained earnings to provide a statement of retained earnings for the year ended December 31, 2020. Please revise to provide unaudited interim statements of retained earnings for the period from January 1,
         2021 to March 31, 2021 compared to the comparable prior year interim period from
         January 1, 2020 to March 31, 2020.
21. We also note you labeled the information for the year ended December 31, 2020 presented in your balance sheet, statement of retained earnings and in the notes to your financial statements as audited. Please revise to remove this label as although the information for the year ended December 31, 2020 is derived from your audited financial statements for that year, it is not covered by an audit report.
Unaudited Interim Financial Statements for the SIG 24 Portfolio, page F-179

22. We note you revised your unaudited balance sheet as requested in comment 21. However, we note you also revised your statements of shareholders' equity (deficit) to provide a statement of shareholders' equity (deficit) for the year ended December 31, 2020. Please revise to provide unaudited interim statements of retained earnings for the period from
         January 1, 2021 to September 30,2021 compared to the comparable prior year interim period for the period from January 1, 2020 to September 30, 2020. Unaudited Interim Financial Statements of Solarpark Samas Sp. Z.O.O., page F-205

23. We note you revised your unaudited balance sheet as requested in comment 22. However, we note you also revised your statements of changes in shareholders' equity (deficit) to provide a statement of shareholders' equity (deficit) for the year ended December 31,
         2020. Please revise to provide unaudited interim statements of retained earnings for the period from January 1, 2021 to June 30,2021 compared to the comparable prior year interim period for the period from January 1, 2020 to June 30, 2020. General

24. We note your revised disclosure in response to prior comment 23 that non-redemption shares awarded pursuant to the non-redemption incentive will be issued on a private placement basis, and the Company anticipates that it will register such shares for resale on a registration statement following the closing. Please tell us the exemption from registration that you intend to rely on for the offer and sale of the non-redemption shares and the facts relied upon to make the exemption available.
25. We note your disclosure regarding the non-redemption incentive program. Please tell us with a view toward disclosure whether there is an amendment to the merger agreement or other agreement that sets forth the terms pertaining to the non-redemption incentive program. Also, clarify the record date and anticipated timing of the issuance of these
 Aaron T. Ratner
Clean Earth Acquisitions Corp.
July 17, 2023
Page 7
       shares and disclose whether your sponsor, officers, directors, or affiliates will be eligible to receive these shares.
26. Please revise your proxy statement to disclose tax consequences to stockholders who receive non-redemption shares, if material.
27. We note your disclosure on page 64 that 988,683 shares of Clean Earth s Class A common stock held by the Public Stockholders are subject to non-redemption agreements contingent upon the close of the Business Combination. Please disclose the material terms of such non-redemption agreements.
       You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Gus Rodriguez,
Staff Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                              Sincerely,
FirstName LastNameAaron T. Ratner
                                                              Division of
Corporation Finance
Comapany NameClean Earth Acquisitions Corp.
                                                              Office of Energy
& Transportation
July 17, 2023 Page 7
cc:       Ben Smolij, Esq.
FirstName LastName